Alexandra Capital Corp.
2075 West 37th Avenue
Vancouver, British Columbia
Canada V6M 1N7

October 30, 2015

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	John Reynolds,
Assistant Director

Dear Sirs:

Re:	Alexandra Capital Corp. (the “Company”)
Form 20-FR (12g)
Filed September 11, 2015
File No. 000-55509

We write in response to your letter of October 5, 2015 regarding the above reference registration statement on Form 20 FR(12g). Concurrently with this response we have filed an amended registration statement addressing your comments. For your ease of reference, our responses to your comments are numbered below in a corresponding manner:

Item 3. Key Information

Selected Financial Data, page 10

1.

We note several discrepancies in your selected financial data table when compared to your Interim Statements of Income (Loss) and Statements of Financial Position included in Item 8, Financial Information. Please revise the table, as necessary.

Response: We have amended our disclosure to resolve and discrepancies and to include our financial information for the nine month period ended August 31, 2015.

Item 4. Information on the Company, page 17

2.	Please tell us if a member of your management team has visited your property and, if not, disclose this in your filing.

Response: To date we have relied entirely on third party service providers for the evaluation, maintenance and exploration of our mineral property. No member of our management team has visited the property. We have included this information in our amended disclosure under the heading “Business Overview” and in our Risk Factors.

3.	Please expand your disclosure concerning the exploration plans for the properties as suggested by paragraph (b) (4) (i) of Industry Guide 7. The exploration plan should address the following points:

Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

If there is a phased program planned, briefly outline all phases.
If there are no current detailed plans to conduct exploration on the property, disclose this prominently.
Disclose how the exploration program will be funded.
Identify who will be conducting any proposed exploration work and disclose their qualifications.

Response: We do not currently have any detailed plan to conduct exploration on the property. We have included this information in our amended disclosure under the headings “Business Overview” and “Exploration”, in our Risk Factors, and in our discussion of liquidity and capital resources.

4.

Please provide an overview of the exploration and mining permit requirements for companies operating in British Columbia. Include in your overview the permits required to explore or mine, any fees or bonding requirements necessary to explore or mine, the Government agencies responsible for any applicable permits, and a discussion pertaining to the time frame to obtain any permits or approvals to explore or mine.

Response: We have included the requested information in our amended disclosure.

5.	We note your reference to a figure 6 on page 26 of your filing. We are unable to locate this figure. Please advise.

Response: We have revised the reference in question and included the relevant illustration of mineralization as Figure 3 of our amended registration statement.

6.	Please revise to define ICP-MS analysis.

Response: We have defined ICP-MS analysis in our amended disclosure as requested.

7.	We note your disclosure on page 27 and 28 that the CDN standards performed poorly. Please revise to discuss the significance of this statement or tell us why this is not significant.

Response: The poor CDN performance is not significant at this stage of the exploration program. The assaying technique for certifying the CDN gold standard is 30 gram fire assay. The assaying technique for the 36 element ICP-MS analysis is aqua regia digestion, which may or may not be complete, of a 0.5 gram sample. The difference in volume of sample tested, 30 grams versus 0.5 grams, along with potential incomplete digestion can easily account for discrepancy in the values reported for the standards. We have included this discussion in our amended disclosure.

Business Overview, page 18

8.	Please include the phone number of your registered office as required by Item 4.A.3 of Form 20-F.

Response: We have included the requested information in our amended disclosure.

9.

The disclosure on page 17 in the table refers to the first and second anniversary of the qualifying transaction completion. The agreement refers to exchange approval. Please reconcile. Also, please clarify the amount that has been paid pursuant to this option agreement as of the most recent practicable date and clarify whether the $100,000 in qualifying expenditures was completed in the time period required.

Response: We have included the requested information in our amended disclosure.

10.	Please clearly describe the material effects of government regulations on the company's business and identify the applicable regulatory body. See Item 4.B.8 of Form 20-F.

Response: We have included the requested information in our amended disclosure.

Item 5. Operating and Financial Review and Prospects Liquidity and Capital Resources, page 29

11.

Please revise your disclosure to include an evaluation of the sources and amounts of the company's cash flows from operating and financing activities. Please note the disclosure of changes in cash flows should be for each year and interim period presented in your financial statements.

Response: We have revised our disclosure as requested.

Item 6. Directors, Senior Management and Employees

Compensation, page 32

12.

We note the disclosure on page 36 that you paid $1500 to an officer of the company for consulting services. Please explain why such compensation is not disclosed in this section. In addition, we note the stock based compensation in the financial statements for the year ended November 30, 2014. To the extent the stock was issued to officers and directors, please provide clear disclosure in this section. Please disclose all compensation, not just cash compensation.

Response: We have amended our Item 6 disclosure to include the information requested.

Item 7. Major Shareholders and Related Party Transactions, page 36

13.	Please disclose any significant change held by any major shareholders during the past three years. See Item 7.A.1(b) of Form 20-F.

Response: We have included the information requested in our amended disclosure.

Related Party Transactions, page 36

14.	Please identify the related parties by name and provide all disclosure required by Item 7.B. of Form 20-F.

Response: We have amended our disclosure as requested.

Item 9. The Offer and Listing

Offer and Listing Details, page 38

15. Please provide the information required by Item 9.A.4-7. See Instruction to Item 9 of Form 20-F.

Response: We have included applicable historical trading information in our amended disclosure as requested.

Markets, page 38

16.	Please revise your disclosure to indicate if you will seek to list your common stock on another exchange. See Item 9.C. of Form 20-F.

Response: We have amended our disclosure to indicate our intention to seek the quotation of our common shares on the OTCQB.

Item 17. Financial Statements, page 48

17.

We note your list of financial statements filed as part of the annual report under Item 17.Please note that compliance with Item 18 rather than Item 17 is required for issuer financial statements included in both annual reports and registration statements filed on Form 20-F for issuers with fiscal years ended on or after December 1'5, 2011. Please revise to present clearly your financial statements under Item 18 of Form 20- F. Refer to General Instruction E(c)(2) of Form 20-F.

Response: We have amended our disclosure as requested.

18.	Please refer to Item 17(c) of Form 20-F and AU 341.13 and amend your filing to provide a revised independent auditor's report that:

indicates management's responsibility that the financial statements are in accordance with IFRS as issued by the IASB;
indicates that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States);
includes an opinion on whether the financial statements comply with IFRS as issued by the IASB; and
uses the unconditional statement of "substantial doubt" when referring to the entity's ability to continue as a going concern.

Response: Please refer to the revised auditor’s report filed with our amended registration statement.

Financial Statements for the years ending November 30, 2014 and 2013

Statements of Changes in Equity, page 5

19.

You state on page 12 an aggregate of 2,400,000 flow-through units were issued at a price of $0.05 per Unit for gross proceeds of $120,000. However, the share capital recorded in the statement of equity for the year ended November 30, 2014 is $108,000. Please reconcile this difference or revise the disclosure, as necessary. Please also revise to include financial statement disclosure of any non-cash investing and financing transactions pursuant to paragraph 43 of IAS 7.

Response: A finder’s fee of 240,000 non flow-through units with a deemed aggregate fair market value of $12,000 was paid in connection with the private placement and offset against share capital. Please refer to the disclosure in Note 4 of our financial statements.

Note 8. Write-Off Sales Tax Receivable, page 18

20.	You disclose sales tax previously determined to be deductible was written off as a result of information received from the CRA during the year ended 2014. Please address the following:

Further explain to us the nature of the sales tax receivable, including what it represents, why it was initially recorded and the authoritative literature relied upon to support recording the receivable.

Tell us and revise to clarify where this receivable was recorded on your November 30, 2013 balance sheet.
Further explain the reason(s) for the write-off of the sales tax receivable and identify what information was received from the CRA that was used to determine the write-off was appropriate.
Provide us with your analysis to support that the 2014 tax receivable write-off represented a change in accounting estimate versus a prior period error under IAS 8.
Revise your disclosure to further clarify your accounting for the sales tax receivable and the write-off of the sales tax receivable. Also revise to define both "CRA" and "ITC."

Response: We have included the requested information in our amended disclosure.

     In responding to our comments, please provide a written statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;
staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

ALEXDANRA CAPITAL CORP.

Per:	/s/ Mr. Blake Olafson
Mr. Blake Olafson
Chief Executive Officer